FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December, 2004
Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                         Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No      X

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)

By	/S/ Fujio Okada Fujio Okada General Manager, Legal Division

Date: December 14, 2004

(Translation)

December 13, 2004

Listed company name: NEC Corporation
Code number: 6701
Contacts:	Makoto Miyakawa
Corporate Communications Division
TEL +81-3-3798-6511

Announcement concerning the Determination of the Sale Price of Shares of
Nippon Electric Glass Co., Ltd.

     NEC Corporation (“NEC”) announced today that, with respect to the sale of a part of its shares of Nippon Electric Glass Co., Ltd. (“Nippon Electric Glass”) which was announced on December 3, 2004, the sale price was determined as follows:

1.	Shares to be sold

16,000,000 shares (including 9,600,000 shares under the name of the securities-based employee retirement benefit trust (the “Trust”))

In addition to the sale of the shares above, Daiwa Securities SMBC Co., Ltd. has been granted an option to purchase up to 1,000,000 shares of Nippon Electric Glass under the name of the Trust (the “Green Shoe Option”) which may be exercised not later than January 6, 2005.

2.	Changes in the number of shares and shareholding ratio

Securities	Number of shares			Shareholding ratio
		Shares
	Before sale	to be sold	After sale	Before sale	After sale
Common stock of Nippon Electric Glass Co., Ltd.
Under the name of NEC	8,033,000	6,400,000	1,633,000	5.1%	1.0%
Under the name of the Trust	47,900,000	9,600,000	38,300,000	30.2%	24.2%

Total	55,933,000	16,000,000	39,933,000	35.3%	25.2%

*	Number of shares and shareholding ratio after the sale above does not reflect the number of shares sold pursuant to the Green Shoe Option, if any.

*	Shareholding ratio is a ratio to aggregate voting rights as of September 30, 2004.

3.	Sale price

2,326 yen per share

4.	Impact on financial results forecasts

     The impact on income before income taxes in the NEC’ financial results for the fiscal year ending March 31, 2005 is approximately 16.0 billion yen on a consolidated basis and approximately 14.0 billion yen on a non-consolidated basis. The financial results forecasts which were announced on October 28, 2004, remain unchanged.